January 26, 2007

Securities and Exchange Commission

450 – 5th Street N.W.

Washington, DC

20549

ATTENTION:

LARRY SPIRGEL

Assistant Director

Dear Sir:

Re:

Unity Wireless Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

File Number 000-30620

Thank you for your letter of October 13, 2006 regarding the above noted matter.  We have reviewed your comments and we advise as follows:

Form 10-QSB for the quarter ended June 30, 2006:

8. Convertible debenture, page 13

1.

We note your response to comment two and that you intend to file restated financial statements.  Please tell us when you will file those amendments.

Restated financial statements were filed on November 17, 2006.

2.

Additionally, it appears that your intention to restate previously issued financial statements triggers a reportable event under Item 4.02 of Form 8-K.  Please file a Form 8-K reporting your restatement immediately.

We filed a n 8-K on November 17, 2006 after meeting with the our audit committee in order to approve the proposed amendments to the financial statements ..

3.

When you amend your periodic reports to file your restated financial statements, describe the effect the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

An evaluation of the effectiveness of our disclosure controls and procedures as of March 31, 2006 and June 30, 2006 was carried out with our chief executive officer, chief financial officer and audit committee.  Based upon that evaluation we concluded that our disclosure controls and procedures were effective. However, based on comments received from the staff of the SEC, additional review of the relevant accounting literature and in consultation with our auditors, KPMG LLP , we determined that we needed to reclassify certain components to a liability related to the $2.2 million convertible debenture issued in February 2006. Management has determined that the failure to properly classify such debt and equity components was not due to a deficiency in disclosure controls and procedures but rather the result of an interpretation of the requirements imposed by EITF No. 00-19. There has not been any change in our internal control over financial reporting in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during the quarters ended March 31, 2006 and June 30, 2006, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Our management reached this conclusion despite its finding that our financial statements should be restated because the determination concerning the classification of the warrants and the conversion option involves a complex area of accounting literature that is continuously evolving.

The Company acknowledges the following:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving your comments to this submission at your earliest convenience.  Please do not hesitate to contact the writer should you have any comments or questions regarding this matter.  Thank you very much.

Yours truly,

UNITY WIRELESS CORPORATION

Per:

/s/ Dallas Pretty

Dallas Pretty

Chief Financial Officer